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                            February 15, 2024

       Patrick Williams
       Chief Financial Officer
       STAAR Surgical Company
       25651 Atlantic Ocean Drive
       Lake Forest, California 92630

                                                        Re: STAAR Surgical
Company
                                                            Form 10-Q for
Period Ended September 30, 2023
                                                            Form 8-K Filed
November 1, 2023
                                                            File No. 000-11634

       Dear Patrick Williams:

              We have reviewed your January 31, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 6,
       2023 letter.

       Form 8-K Filed November 1, 2023

       Exhibit 99.1

   1. We note your response to comment 4. It is not clear why you believe the presentation of
                                                        Adjusted Net Income for
ICL provides useful information to investors and how this
                                                        amount solely relates
to ICL products. For example, it appears that sales from other products such IOLs and
other surgical products are also included in this amount. It would also appear that the
recording of inventory reserves for products would be normal, recurring types of
operating expenses incurred in your business; therefore, it remains unclear how you
determined it was appropriate to adjust for this amount pursuant to the guidance in Question
100.01 of the Non-GAAP Financial Measures Compliance and
                                                        Disclosure
Interpretations. Please advise.
 Patrick Williams
STAAR Surgical Company
February 15, 2024
Page 2

       Please contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,
FirstName LastNamePatrick Williams
                                                         Division of
Corporation Finance
Comapany NameSTAAR Surgical Company
                                                         Office of Industrial
Applications and
February 15, 2024 Page 2                                 Services
FirstName LastName